Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Three Months Ended March 31, 2013
(millions of dollars)
Earnings, as defined:
Income from continuing operations	$84
Income taxes	168
Fixed charges included in the determination of net income, as below	299
Amortization of capitalized interest	8
Distributed income of equity method investees	4
Less: Equity in losses of equity method investees	(4)
Total earnings, as defined	$567

Fixed charges, as defined:
Interest expense	$272
Rental interest factor	17
Allowance for borrowed funds used during construction	10
Fixed charges included in the determination of net income	299
Capitalized interest	37
Total fixed charges, as defined	$336

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	1.69
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(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.